Ms. Mara Ransom

Chief

Office of Trade & Services

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

December 11, 2019

Re:	Wizard Entertainment, Inc.
Amendment No. 1 to Offering Statement on Form 1-A
Filed November 12, 2019
File No. 024-11070

Dear Ms. Ransom:

Thank you for your comments of December 3, 2019 regarding the Offering Statement of Wizard Entertainment, Inc. (the “Company”). We appreciate the opportunity to respond to your comments.

Investor Perks, page 18

1. We note your disclosure regarding the approximate cash value of the investor perks. Please disclose how you determined the cash value for the investor perks.

The Company determined the approximate cash value through the best estimates of management. The Company has amended the offering circular to identify the cash value estimates for individual items included in the perks. Additionally, the Company clarified that these are estimates, and the actual value may differ.

General

2. Please update your filing to reflect the resignation of Jordan Schur from your board of directors, and the election of Scott D. Kaufman to your board of directors. We note your related disclosure in the current report on Form 8-K filed on November 5, 2019.

The Company acknowledges that the departure of Jordan Shur and election of Scott Kaufman was inadvertently not included in the Form 1-A/A. The Company’s disclosure has been updated.

3. We note your response to prior comment 7, and reissue such comment in part. Your forum selection provision in your bylaws to be in effect prior to any closing of this offering identifies a state or federal court located with the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please revise to clarify whether you intend this provision to apply to actions arising under the Securities Act or Exchange Act. In that regard, we note your disclosure that you “believe” that the exclusive forum provision applies to claims arising under the Securities Act, and we note that your disclosure on pages 13 and 46 are not consistent with your disclosure on page 18 as to whether this provision applies to actions arising under the Exchange Act. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

The Company has amended its to-be-adopted bylaws to provide that the forum selection clause does not apply to actions arising under the Securities Act of Exchange Act.

4. We note that you filed a quarterly report on Form 10-Q for the period ended September 30, 2019. Please tell us what consideration you gave to updating the offering statement. Refer to footnote 17 and the accompanying text in Securities Act Release No. 33-10591 (December 19, 2018).

The Company has amended its offering circular to include interim financial information included in its Form 10-Q.

Thank you again for the opportunity to respond to your questions to Amendment No. 1 the Offering Statement of Wizard Entertainment, Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/Andrew Stephenson
Andrew Stephenson
CrowdCheck Law LLP

cc: John Maatta

Chief Executive Officer

Wizard Entertainment, Inc.

662 N. Sepulveda Blvd., Suite 300

Los Angeles, CA 90049